EMI

06018802

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 2 2006
WASH. D.C.
160

15th November, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th November 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 15th November 2006, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th November 2006, held 24,464,149 shares, being 3.06% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

Enc.

dlw 11/28

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/96

Company Announcements Office,
London Stock Exchange.

15th November, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 13th November 2006 and received by post on 15th November 2006, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 9th November 2006, held 24,464,149 shares, being 3.06% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231